Item 1

ICICI Limited

In the recent past, several reports have appeared in the press on the subject of conversion of ICICI into a bank and the likely merger of ICICI and ICICI Bank.

The issue of universal banking in India has been discussed at length over the past few years, and several committees appointed by the Reserve Bank of India
(RBI), have addressed this issue. The RBI Monetary Policy in April 2000 stated that "any DFI, which wishes to do so, should have the option to transform into a bank, provided the prudential norms as applicable to banks are satisfied. To this end, a DFI would need to prepare a transition path in order to fully comply with the regulatory requirement of a bank." Thus, the monetary policy, for the first time, gave an opportunity to DFIs such as ICICI to explore the possibility of becoming a bank.

In this regard, ICICI has had several exploratory discussions with the regulators. It is only after satisfactory resolution of various regulatory issues including that of imposition of SLR, CRR and Priority Sector lending that a view can be taken on the future course of action.

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

October 6, 2000

For further investor queries:

Contact: Madhvendra Das at +9122-653 6812 or email: das@icici.com.
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